OFI Global Asset Management, Inc.

225 Liberty Street

New York, New York 10281-1008

September 19, 2017

Via Electronic Transmission

Mark Cowan, Esq.

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	OFI SteelPath Series Trust – Oppenheimer SteelPath MLP & Energy Infrastructure Fund

Registration Statement on Form N-1A

File Nos. 333-219598 and 811-23277

Dear Mr. Cowan:

Below please find a response to your comments, received via email on August 29, 2017, to the Initial Registration Statement on Form N-1A (the “Registration Statement”) filed on July 31, 2017 with the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) for OFI SteelPath Series Trust (the “Registrant“), on behalf of its series, Oppenheimer SteelPath MLP & Energy Infrastructure Fund (the “Fund”). For your convenience, we have included your comments in italics, followed by our response. The captions used below correspond to the captions used in the Registration Statement and defined terms have the meanings defined therein.

General

1.	We generally do not repeat comments even though they may apply to disclosure in more than one location in the registration statement. It is incumbent on you to apply each comment to all similar disclosure in the registration statement.

The Fund will apply all comments accordingly.

2.	All capitalized terms not otherwise defined in this letter have the meaning given to them in the registration statement.

The Fund has noted this comment accordingly.

3.	Portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, and/or on exhibits added in any pre-effective amendment.

The Fund understands additional comments may be forthcoming.

4.	Your response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933 (the “Securities Act”). The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this in your supplemental letter and briefly state the basis for your position. Where a change will be made to the disclosure in response to a comment, please confirm the requested change has been made as part of your response.

The Fund responds accordingly.

5.	Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with this registration statement (excluding any exemptions already disclosed).

The Fund has not submitted and does not expect to submit an exemptive application or no-action request in connection with this registration statement.

6.	Ticker Symbols: Please update the Fund’s series and class identifiers to reflect the ticker symbols for each class. See Rule 313(b)(1) of Regulation S-T.

The Fund’s ticker symbols for each class that will be offered at the Fund’s launch have been added.

Prospectus

The Fund Summary

Fees and Expenses of the Fund (Introduction)

7.	The second sentence reads: “You may qualify for sales charge discounts if you (or you and your spouse) invest, or agree to invest in the future, at least $25,000 in certain funds . . . .” Please confirm supplementally that the limitation of sales charge discounts to “you and your spouse” is consistent with the classes of persons described in the prospectus or Appendix A in terms of who may aggregate purchases to qualify for sales charge discounts (or revise if the class of persons eligible for such discounts is broader).

The Fund confirms that only spouses may aggregate purchases to qualify for sales charge discounts as described more fully in the section titled “Right of Accumulation” appearing on page 29 of the prospectus. However, separate classes of persons are eligible for sales charge waivers as disclosed in the section titled “About Your Account” and in the Appendix. To clarify this distinction, the Fund has revised the introduction to read as follows:

Fees and Expenses of the Fund. This table describes the fees and expenses that you may pay if you buy and hold or redeem shares of the Fund. You may qualify for sales charge discounts if you (or you and your spouse) invest, or agree to invest in the future, at least $25,000 in certain funds in the Oppenheimer family of funds. More information about these and other discounts and sales charge waivers is available from your financial professional and in the section “About Your Account” beginning on page 26 of the prospectus, in the appendix to the prospectus titled “Special Sales Charge Arrangements and Waivers” and in the section “How to Buy Shares” beginning on page 62 in the Fund’s Statement of Additional Information.

Fee Table – Annual Fund Operating Expenses

8.	In accordance with Item 3, the parenthetical under “Annual Fund Operating Expenses” should include the words “each year” after the words “that you pay.”

The Fund has revised the disclosure accordingly.

9.	Please confirm supplementally that, in accordance with Item 3, Instr. 3(f), if “acquired fund fees and expenses” (AFFE) exceed 0.01% of the average net assets of the Fund, the Fund will include a line item in the Fee Table for AFFE.

The Fund does not currently expect AFFE to exceed 0.01%, and confirms that in the event AFFE does exceed 0.01%, it will be included in a separate line item in the Fund’s Fee Table.

Example

10.	As it appears that the fund will charge a CDSC, please include “and then redeem all of your shares at the end of those periods” at the end of the second sentence of the narrative. In addition, please delete “whether or not you redeemed your shares” from the last sentence of the narrative.

The Fund has made the requested changes.

Portfolio Turnover

11.	Please add disclosure indicating that no portfolio turnover rate is included because the Fund is new.

There are several instances in the prospectus and SAI that indicate that the Fund has not yet commenced operations (e.g., under “The Fund’s Past Performance” in the summary section of the prospectus). We believe it is not necessary to repeat this language in the “Portfolio Turnover” section of the prospectus.

Principal Investment Strategies

12.	The first sentence of the fourth paragraph reads: “The Fund may invest in all types of equity securities, including, but not limited to: common, preferred, and subordinated units representing limited partnership interests in MLPs; general partner interests in MLPs; common stock of energy infrastructure companies, as well as preferred and convertible securities and rights and warrants of MLPs and energy infrastructure companies.” Please delete the phrase “include, but are not limited to,” so that the disclosure identifies all of the Fund’s principal investments. In addition, please remove any investments that are not principal investments, such as described in the sixth and seventh sentences of the fifth paragraph. For purposes of determining if an investment is “principal,” see, e.g. Item 9(b), Instruction 2, and Guidance Regarding Mutual Fund Enhanced Disclosure, IMGU 2014-08 (June 2014), available at https://www.sec.gov/investment/im-guidance-2014-08.pdf.

The Fund has revised deleted the phrase “but not limited to” so that the disclosure identifies all of the Fund’s principal investments. In addition, after discussions with the Fund’s portfolio management, the Fund has removed any investments that are not deemed to be principal investments.

13.	For purposes of the Fund’s 80% investment policy, the disclosure states “certain of the Fund’s fixed-income investments will be considered MLP investments or securities of an energy infrastructure company.” Please disclose the criteria that the Fund’s investment adviser uses to differentiate MLP investments from other investments for purposes of the 80% policy.

The Fund has revised the disclosure as follows:

The Fund may invest in all types of fixed-income securities, including securities rated investment-grade or below investment-grade (commonly referred to as “junk bonds”), or that may be unrated. The Fund’s fixed-income investments that meet the criteria described above with respect to MLP investments and securities of energy infrastructure companies will be included for purposes of the Fund’s 80% investment policy.

14.	The disclosure states that the Fund may invest in MLP investments of all market capitalization ranges. Please consider disclosing any criteria as to market capitalization regarding the Fund’s investment in energy infrastructure companies.

Upon consideration of this comment, the Fund has changed the sentence to: “The Fund may invest in MLP investments and energy infrastructure companies of all market capitalization ranges.”

15.	Since fixed income securities are listed as a principal strategy of the Fund, please disclose whether the Fund has any requirements concerning maturity or duration of the Fund’s fixed income investments. If the Fund uses a duration measurement, briefly explain the concept of duration and include a brief example in the prospectus. (e.g., Duration is a measure of the price sensitivity of a debt security or portfolio of debt securities to relative changes in interest rates. For instance, a duration of “three” means that a security’s price would be expected to decrease by approximately 3% with a 1% increase in interest rates.)

Because the Fund does not have any requirements concerning maturity or duration of the Fund’s fixed-income investments, the Fund does not believe it is necessary to make this change.

16.	The Fund has a principal investment strategy to invest in derivatives, including swap agreements, for hedging purposes and to collateralize cash. Please specify the types of swaps and whether the Fund will be the buyer or seller of such swaps. Also, will the Fund’s investments in derivatives count towards compliance with its 80% test? If yes, confirm that these investments will only be counted based on their mark to market value, and not their notional value.

Upon consideration of this comment, the Fund has decided to delete the following sentence, as it has determined that derivatives are not a principal investment strategy of the Fund: “The Fund may also purchase or sell derivatives, including swap agreements, structured notes, forward contracts, futures contracts and options, for hedging purposes, or to collateralize cash.” The Fund discusses derivatives starting on page 19 of the prospectus, in the section titled “Other Investment Strategies and Risks.” The Fund confirms that its investments in derivatives do not count towards compliance with its 80% test.

Principal Risks

17.	With respect to MLP Tax Risks, please add appropriate risk disclosure related to the following:

·	If the Fund retains an investment until its basis is reduced to zero, any subsequent distributions will be taxable to the Fund at ordinary income rates;
·	Shareholders may receive a corrected 1099; and
·	If a fund invests in equity MLP, whether that investment includes general partnership interests in the MLP.

With respect to the second bullet point, the Fund has added disclosure under “Tax Risks of Master Limited Partnerships” stating that it is likely that the Fund will need to provide revised Form 1099s.” With respect to the third bullet point, the Fund has confirmed that an investment in an equity MLP does not include general partnership interests in the MLP. With respect to the first bullet point, the Fund respectfully declines to revise the disclosure. The Fund has confirmed that any amounts received after zero basis is achieved would be capital gain using the holding period for the investment (typically long-term). Also, the Fund is not taxed since it distributes all of its income and gains to shareholders; such amounts would be distributed to shareholders as long-term capital gain.

18.	Please disclose the risks associated with the Fund’s strategy of investing in derivatives. The Division of Investment Management has made a number of observations about derivative-related disclosure by investment companies in a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010. (http://www.sec.gov/divisions/investment/guidance/ici073010.pdf) Please review the observations set forth in that letter and revise your disclosure of use and risks of derivatives accordingly.

We have reviewed the derivatives disclosure in the registration statement and believe it to be consistent with the guidance offered in Barry D. Miller’s July 30, 2010 letter to the Investment Company Institute.

19.	As the Fund may invest in MLP investments of all market capitalization ranges, please consider disclosing the risks associated with investing in large cap companies.

Upon consideration, we do not consider disclosing the risks associated with investing in large cap companies to be material to investors and therefore respectfully decline to make this change.

20.	Please consider disclosing in the Summary Section and in the Item 9(c) disclosure the risks associated with investing in a new fund (e.g., the Fund may have higher expenses,

may not grow to an economically viable size, may cease operations, investors may be required to liquidate or transfer their investments at a loss, etc.).

Upon consideration, we do not believe the risk associated with investing in a new Fund to be a principal risk of the Fund and therefore respectfully decline to make this change.

The Fund’s Performance

21.	Please identify supplementally the broad-based securities index that the Fund intends to use.

The Fund intends to use the S&P 500 Index and the Alerian MLP Index as its securities indices.

More About the Fund

About the Fund’s Investments

The Fund’s Principal Investment Strategies and Risks

22.	The Item 9 disclosure appears to only disclose the principal risks, and the principal investment strategies disclosure is missing. Please revise.

The Fund discloses its principal investment strategies, i.e., those strategies it will employ to achieve that objective on page 1 of the prospectus under the heading “Principal Investment Strategies.” General Instruction C.3(a) to Form N-1A provides that “[i]nformation that is included in response to Items 2 through 8 [which covers the summary section of the prospectus] need not be repeated elsewhere in the prospectus.” The Fund believes that, to the extent the disclosure contained in the principal investment strategies requires further elaboration, the discussion under “About the Fund’s Investments” elaborates on elements of the Fund’s principal investment strategies, and does not merely discuss the risk factors. For example, the section “Common Stock and Other Equity Investments” elaborates on the Fund’s investments in equity securities by disclosing that “equity investments may be exchange-traded or over the counter securities” and “[c]ommon stock represents an ownership interest in a company”; and under “Small- and Mid-Cap Companies,” which provides that with respect to the Fund’s investments, small- and mid-cap companies may be either established or newer companies, including ‘unseasoned’ companies that have been in operation for less than three years.” Consequently, upon review of the referenced disclosures we believe them to be appropriately drafted to inform investors about the principal investment strategies and risks to the portfolio as a whole.

23.	Please explain how the adviser determines which securities to buy and sell. See Item 9(b)(2).

The Fund discloses how the adviser determines which securities to buy and sell in the last paragraph of the section appearing under the heading “Principal Investment Strategies.” As noted previously in our response to Comment #22, General Instruction C.3(a) to Form N-1A provides that “[i]nformation that is included in response to Items 2 through 8 [which covers the summary section of the prospectus] need not be repeated elsewhere in the prospectus.”

24.	For each principal investment strategy there should be a corresponding principal risk (and there should not be a principal risk without a corresponding principal investment strategy). Please review this disclosure and revise as appropriate.

The Fund has reviewed the disclosure, and believes that the description of the principal investment strategies and the principal risks are consistent.

25.	The prospectus states that the Fund may invest in, among other things, convertible securities. If the Fund intends to invest in contingent convertible securities, please explain supplementally the extent to which the Fund will invest in these instruments. We may have more comments after reviewing your response.

The Fund does not intend to invest in contingent convertible securities.

26.	The Item 9 disclosure indicates that the Fund will invest in Greenfield Projects. Please revise the Fund Summary to include a summary of the principal strategies and risks related to the Fund’s investment in Greenfield Projects.

The Fund has confirmed that Greenfield Projects are not a principal investment strategy of the Fund. Accordingly, the Fund has moved its discussion of Greenfield Projects from “The Fund’s Principal Investment Strategies and Risks” to “Other Investment Strategies and Risks.”

27.	Please state that the Fund is concentrated in the energy industry. Also, please note that concentration risk disclosure should be specific to the energy industry.

We respectfully decline to make this change. The Fund believes that it has clear concentration disclosure that is specific to the energy industry, including the Fund’s 80% investment policy. In addition, the Fund has disclosed “Risks Related to Energy Companies,” “Risks of Energy Infrastructure and Energy-Related Assets or Activities,” and “Concentration Risk” in its prospectus. Furthermore, the Fund discusses its concentration in the industries that comprise the energy sector under “Investment Restrictions” in the Fund’s SAI.

How the Fund is Managed

The Manager and the Sub-Adviser

Advisory Fees

28.	The first sentence reads: “Under the investment advisory agreement, the Fund pays the Manager an advisory fee at an annual rate that declines on additional assets as the Fund grows: [_____________], calculated on the daily net assets of the Fund.” Please change “daily net assets of the Fund” to “average daily net assets of the Fund.”

The Fund respectfully declines to change “daily net assets of the Fund” to “average daily net assets of the Fund” as the disclosure is designed to specifically track the language from the Fund’s advisory agreement.

More About your Account

About Your Account

Choosing a Share Class

29.	In the section titled “How Do Share Classes Affect Payments to Your Financial Intermediary,” please remove the reference to the “Sub-Adviser” unless the Fund indeed is sub-advised. Please note the reference to the Sub-Adviser also appears in the section titled “Distribution and Service Arrangements.”

The Fund has deleted the two references to the “Sub-Adviser” mentioned above accordingly.

How the Fund is Managed

Class I Share Availability

30.	We note that Class I shareholders may be involuntarily redeemed or converted. See disclosure under "Involuntary Conversion of Class I Shares." Please disclose the conversion feature in this section as required by Item 12(c)(3).

Under the circumstances described in the Fund’s SAI under the heading “Involuntary Conversion of Class I Shares,” a Class I share account may be converted into a Class Y share account. Item 12(c)(3) provides that “[i]f a Multiple Class Fund offers in the prospectus shares that provide for mandatory or automatic conversions or exchanges from one Class to another Class, provide the information required by paragraphs (a) and (b) for both the shares offered and the Class into which the shares may be converted or exchanged.” Paragraphs (a) and (b) require a Fund to disclose relevant information regarding sales charges and 12b-1 fees, respectively. Neither Class I nor Class Y includes such charges or fees. Accordingly, the Fund respectfully declines to make any additional disclosure changes in response to this comment.

More About Your Account

Options for Receiving Redemption Proceeds

31.	Please revise this section consistent with Item 11(c)(7) of Form N-1A.

The Fund believes that the section titled “Payment Delays” under “Options for Receiving Redemption Proceeds,” is consistent with Item 11(c)(7) of Form N-1A. Accordingly, the Fund declines to revise this disclosure.

Statement of Additional Information

Investment Restrictions

Additional Information about the Fund’s Investment Restrictions

32.	We note your statement that the Fund’s concentration limits do not apply to securities issued by investment companies. Please be advised that it is the Staff’s position that a fund and its adviser may not ignore the investments of affiliated and unaffiliated underlying investment companies when determining whether it is in compliance with its own concentration policies. Please revise your disclosure to reflect this position.

Accordingly, the Fund has added the following sentence:

The Fund will consider, to the extent practicable, the concentration of any underlying investment companies it may invest in when determining compliance with its concentration policy.

The Manager

The Investment Advisory Agreement

33.	Please disclose the method of calculating the advisory fees, including the percentage of the fee and its basis (e.g., total assets, managed assets, net assets), the amount of any breakpoint discounts, and a description of any waivers and expense limitation agreements. See Item 19(a)(3).

Given that the method of calculating the advisory fee, including the percentage of the fee and its basis, the amount of any breakpoint discounts, and a description of any waivers and expense limitation agreements is set forth under “Advisory Fees” in the Fund’s prospectus, the Fund respectfully declines to make changes in response to this comment.

Financial Statements, Exhibits, and Other Information

34.	Any financial statements, exhibits, and other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

The Fund responds accordingly.

Item 30. Indemnification

35.	Item 30 requires a statement of the general effect of any contract, arrangements, or statute under which any director, officer, underwriter or affiliated person of the Fund is insured or indemnified against any liability incurred in their official capacity, other than insurance provided by any director, officer, affiliated person, or underwriter for their own protection. We do not see any such summary.

In response to Item 30, the Fund includes a reference to its Declaration of Trust, which is filed as an exhibit to the registration statement.

Signatures

36.	Pursuant to Section 6(a) of the Securities Act, the registration statement must be signed by the issuer, the principal executive officer(s), the principal financial officer, the comptroller or principal accounting officer, and a majority of the directors or persons performing similar functions. We do not see signatures for a majority of the trustees or persons performing similar functions.

The Fund responds accordingly, since the Trustees of the Fund have now been elected and have replaced the Trustees of the straw board of the Fund. We confirm that the signature pages on all pre-effective amendments meet the requirements of Section 6(a) of the Securities Act of 1933.

37.	If you intend to rely on a Power of Attorney with respect to the signatures of such officers and trustees, please note that a Power of Attorney specifically referencing this filing must be filed in this registration statement. See Rule 483 under the Securities Act of 1933.

The Fund has noted this comment accordingly.

Staff Closing Comments

In closing, we remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action or comment by the SEC staff.

The Fund has noted this comment accordingly.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

The Fund has noted this comment accordingly.

***

Please direct any questions you may have regarding the Registration Statement or this letter to the undersigned at:

Amy E. Shapiro

OFI Global Asset Management, Inc.

225 Liberty Street

New York, New York 10281-1008

212-323-5922

ashapiro@ofiglobal.com

Sincerely,

/s/ Amy E. Shapiro

________________________

Amy E. Shapiro

Vice President and
Associate General Counsel

cc: Cynthia Lo Bessette, Esq.

Taylor V. Edwards, Esq.

Ropes & Gray LLP